FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Valanju, Subhash S.	2. Issuer Name and Ticker or Trading Symbol Johnson Controls, Inc. (JCI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President and Chief Information Officer
(Last) (First) (Middle) 5757 N. Green Bay Avenue P.O. Box 591	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/7/2003
(Street) Milwaukee, WI 53201-0591		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	1/7/2003		A		24.463	A	$81.756	1800.052(1)	D
Common Stock								1,665(2)	I	By 401(k) Plan Trust
Preferred Stock Series D								354(3)	I	By 401(k) Plan ESOP Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units/Excess Benefit Plan-Common	1-for-1							(4)	(4)	Common Stock	335		335	D
Phantom Stock Units/Excess Benefit Plan-Preferred	1-for-1							(4)	(4)	Preferred Stock Series D	147		147	D
Phantom Stock Units/EICP	1-for-1							(5)	(5)	Common Stock	7,301.85		7,301.85(6)	D
Phanton Stock Units/ LTPP	1-for-1							(7)	(7)	Common Stock	1,220.17		1,220.17(8)	D
Stock Option	$45.0938							11/19/99	11/19/07	Common Stock	2,500		2,500	D
Stock Option/Tandem SAR(9)	$45.0938							11/19/99	11/19/07	Common Stock	2,500		2,500	D
Stock Appreciation Rights/Tandem Stock Option(9)	$45.0938							11/19/99	11/19/07	Common Stock	2,500		2,500	D
Stock Option	$57.7813							11/18/00	11/18/08	Common Stock	5,000		5,000	D
Stock Option/Tandem SAR(9)	$57.7813							11/18/00	11/18/08	Common Stock	5,000		5,000	D
Stock Appreciation Rights/Tandem Stock Option(9)	$57.7813							11/18/00	11/18/08	Common Stock	5,000		5,000	D
Stock Option	$58.4063							11/17/01	11/17/09	Common Stock	12,000		12,000	D
Stock Option	$56.8438							11/15/02(10)	11/15/10	Common Stock	15,000		15,000	D
Stock Option	$80.23							11/14/03(10)	11/14/11	Common Stock	11,000		11,000	D
Stock Option	$80.595							11/20/04(10)	11/20/12	Common Stock	12,000		12,000	D

Explanation of Responses:

(1) Includes 6.907 shares acquired pursuant to dividend reinvestment on 1/2/03 at a price of $81.7619 per share. The Johnson Controls Automatic Dividend Reinvestment and Stock Purchase Plan is open to all shareholders.
(2) Includes 3 shares acquired pursuant to dividend reinvestment on 12/31/2002 at a price of $80.17 per share.
(3) Includes 2 shares acquired pursuant to dividend reinvestment on 12/31/02 at a price of $160.34 per share.
(4) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(5) The phantom stock units were accrued under the Johnson Controls Executive Incentive Compensation Plan and are to be settled 100% in cash upon the reporting person's retirement.
(6) Includes 31.87 phantom stock units acquired pursuant to the reinvestment of dividends on 1/2/03 at a price of $82.12 per phantom stock unit.
(7) The phantom stock units were accrued under the Johnson Controls Long-Term Performance Plan and are to be settled 100% in cash upon the reporting person's retirement.
(8) Includes 5.37 phantom stock units acquired pursuant to the reinvestment of dividends on 1/2/03 at a price of $82.12 per phantom stock unit.
(9) The stock option and the stock appreciation rights were granted in tandem. Accordingly, the exercise of one results in the surrender of the other.
(10) The options become exercisable two years after the grant date in 50% increments. The first 50% becomes exercisable this date and the balance becomes exercisable the following year.

By: /s/ Arlene D. Gumm Attorney-In-Fact for Subhash S. Valanju **Signature of Reporting Person	1/9/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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